Exhibit 12.1

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(UNAUDITED)

	Three Months Ended March 31, 2018	Year Ended December 31,
		2017	2016	2015	2014 (1)	2013
	(in millions, except ratios)
Fixed charges:
Interest cost and debt expense	$37	$249	$191	$89	$17	$3
Interest allocable to rental expense (2)	6	46	47	47	14	1
Total	$43	$295	$238	$136	$31	$4

Earnings:
Consolidated pretax income (loss) from continuing operations	$(47)	$20	$(16)	$185	$22	$37
Fixed charges	43	295	238	136	31	4
Interest capitalized	(1)	(4)	(2)	(1)	(1)	—
Total	$(5)	$311	$220	$320	$52	$41

Ratio of Earnings to Fixed Charges (3)	•	1.05	•	2.35	1.68	10.25
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(1)	For the year ended December 31, 2014, we have combined the Predecessor Period and the Successor Period and presented the unaudited financial data on a combined basis for comparative purposes.

(2)	Represents one-third of the total operating lease rental expense, which is that portion deemed to be interest.

(3)
The ratios of coverage in 2016 and the three months ended March 31, 2018 were less than 1:1. The Partnership would have needed to generate additional earnings from continuing operations of $18 million and $48 million to achieve a coverage of 1:1 in 2016 and the three months ended March 31, 2018.